Exhibit 12

L-3 Communications Holdings, Inc.

and L-3 Communications Corporation

Ratio of Earnings to Fixed Charges

	Third Quarter Ended			Year-to-Date Ended
	September 25, 2015	September 26, 2014		September 25, 2015		September 26, 2014
	($ in millions)
Earnings:
(Loss) income before income taxes	$(258)	$215		$24		$667
Net income attributable to noncontrolling interests	(3)	(3)		(11)		(9)

(Loss) income before income taxes after noncontrolling interests	$(261)	$212		$13		$658
Add:
Interest expense	46	46		134		125
Amortization of debt expense	1	1		5		4
Interest component of rent expense	11	11		33		32

(Loss) earnings	$(203)	$270		$185		$819

Fixed charges:
Interest expense	46	46		134		125
Amortization of debt expense	1	1		5		4
Interest component of rent expense	11	11		33		32

Fixed charges	$58	$58		$172		$161

Ratio of earnings to fixed charges(a)	—	4.7	x	1.1	x	5.1	x

(a)	In the third quarter ended September 25, 2015, the Company incurred losses from operations, and as a result, our earnings were insufficient to cover our fixed charges by $261 million.